EXHIBIT 12
PILGRIM'S PRIDE CORPORATION
COMPUTATION OF RATIO EARNINGS TO FIXED CHARGES

	Thirty-Nine Weeks Ended
	September 24, 2017	September 25, 2016
	(In thousands)
Earnings:
Income before income taxes	$862,288	$597,664
Add: Total fixed charges (see below)	81,091	68,332
Less: Interest capitalized	5,345	1,653
Total earnings	$938,034	$664,343

Fixed charges:
Interest(a)	$71,660	$60,133
Portion of noncancelable lease expense representative of interest factor(b)	9,431	8,200
Total fixed charges	$81,091	$68,333

Ratio of earnings to fixed charges	11.57	9.72

(a)    Interest includes amortization of capitalized financing fees.
(b)    One-third of noncancelable lease expense is assumed to be representative of the interest factor.